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                                                               EXHIBIT (a)(1)(I)



September 4, 2001

Employee Name
Employee Address
Town, State Zip


Dear Employee Name:

Conexant has just announced an important and exciting opportunity for all employees who have Conexant employee stock options.

As you know, the equity markets have been incredibly volatile for the past year and a half. Even some of the luckiest companies have seen the value of their stock decline 50% or more during this time. These circumstances have not only affected technology companies, but also equity markets worldwide.

The Conexant management team knows that the stock option program is a valuable form of compensation for employees and that the overall market environment has left many of your options at prices much higher than the price at which the stock is trading today.

In response to this unusual situation, we are announcing the Employee Stock Option Exchange Program. This voluntary program allows Conexant employees to turn in existing options, priced at $25 or higher, and exchange them for new options. The planned deadline for turning in your options is October 2, 2001, by 5:00 p.m. Pacific Time; the planned reissue date is April 3, 2002.

This is not a stock re-pricing. A re-pricing could force the company to take a significant charge to earnings and would hinder its earnings growth.

Enclosed please find a copy of the Tender Offer document that was filed with the SEC and a form you can use should you choose to cancel any of your eligible option grants. You may also access this information on the internet: if you are able to connect to Conexant's nextweb or Mindspeed's mynet from home, you will find a link to the program website on each site's home page; you may also go directly to the program website using this address: www.proxyvoting.com/conexant.

If you do not have access to the internet or wish to make your election on paper, please return the enclosed form by 5:00 p.m. Pacific Daylight Time on October 2, 2001. If we do not have either the paper form or an electronic record of your election by that time, we will treat this as an election NOT to participate in the program.

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Please be sure to read all of the enclosed information, review it thoroughly, and consider your decision carefully. If you have any questions, you may leave us a message at 949-483-4525 or send us an email at stockadmin@conexant.com.

Sincerely,

The Conexant Management Team